Exhibit 20  Press release issued May 16, 2016

For Immediate Release	May 16, 2016

BOWL AMERICA REPORTS IMPROVED THIRD QUARTER EARNINGS

Bowl America Incorporated today reported that earnings per share for its fiscal 2017 third quarter ended April 2, 2017, were $.27 compared to $.25 in the prior year period. Earnings for the current nine-month period were $.41 per share, an increase of $.09 per share from the prior year’s $.32.

Last year’s third quarter was negatively impacted by the “Blizzard of 2016” which caused the weekend closure of our northern market centers and resulted in high snow removal costs. Winter weather in this year’s third quarter was of lesser impact.

The fourth quarter results are unlikely to match last year’s as fiscal 2016 was a 53-week accounting year with the extra week added to the fourth quarter which included one more week of winter league bowling than will occur in this year’s fourth quarter.

Bowl America operates 18 bowling centers and its Class A Common Stock trades on the NYSE MKT Exchange with the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED

Results of Operations

(unaudited)

	Thirteen weeks ended		Thirty-nine weeks ended
	April 2,	March 27,	April 2,	March 27,
	2017	2016	2017	2016
Revenues
Bowling and other	$5,298,395	$5,236,678	$13,254,733	$12,876,763
Food, beverage & merchandise sales	2,192,397	2,184,589	5,534,939	5,470,696
	7,490,792	7,421,267	18,789,672	18,347,459

Operating expenses excluding depreciation and amortization	5,209,854	5,230,227	15,070,942	15,167,172
Depreciation and amortization	260,568	334,572	828,460	1,009,354
Gain on sale of assets	34,376	-	34,376	-
Interest & dividend income	110,801	99,620	315,703	340,280
Interest expense	980	-	6,296	-
Earnings before taxes	2,164,567	1,956,088	3,234,053	2,511,213

Net Earnings	$1,406,867	$1,271,488	$2,102,053	$1,632,313

Comprehensive earnings	$1,274,862	$1,634,388	$1,877,659	$1,831,766

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS PER SHARE	.27	.25	.41	.32

SUMMARY OF FINANCIAL POSITION

(unaudited)

Dollars in Thousands

	04/02/17	03/27/16
ASSETS

Total current assets including cash andshort-term investments of $2,893 & $4,165	$3,948	$4,969
Property and investments	28,257	28,685
TOTAL ASSETS	$32,205	$33,654

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$4,540	$5,157
Other liabilities	2,270	2,323
Stockholders' equity	25,395	26,174
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$32,205	$33,654